SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

----------------

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __________ )*

PAN ASIAN CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

NONE

(CUSIP Number)

Jonathan Mork

4519 Admirality Way, Suite A

Marina del Rey, CA 90292

Phone: 310-482-6940

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Millennium Group, Inc., 95-4487309; Jonathan Mork

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)    [_]

(b)    [_]

3

SEC USE ONLY

4

SOURCE OF FUNDS

PF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)       [_]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

California, USA

Number of

7

SOLE VOTING POWER:  5,468,500

Shares Bene-

ficially Owned

8

SHARED VOTING POWER:  0

By each

Reporting

9

SOLE DISPOSITIVE POWER:  5,468,500

Person with

10

SHARED DISPOSITIVE POWER:  0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,468,500

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [_]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.4%

14

TYPE OF REPORTING PERSON

CO, IN

Item 1.

Security and Issuer

This statement relates to the common stock, (the "Common Stock") of Pan Asian Corporation, a Cayman Islands Corporation (the Company").  The Company's principal executive offices are located at c/o Nautilus Global Partners, 700 Gemini, Suite 100, Houston, Texas.

Item 2.

Identity and Background

(a)

This statement is filed by Millennium Group, Inc. and its control person Jonathan Mork (“Reporting Person");

(b)

The address of the Reporting Person is 4519 Admiralty Way, Suite A, Marina del Rey, CA 90292;

(c)

The Reporting Person provides management and consulting services;

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)

The citizenship of the Reporting Person is California for Millennium Group, Inc. and US for Mr. Mork.

Item 3.

Source and Amount of Funds or Other Consideration

The 100,000 shares of Preference shares which are convertible into 5,468,500 shares of common stock were acquired for $10,000 paid in cash to the Issuer, from the Reporting Persons' personal funds.

Item 4.

Purpose of Transaction

The purpose of the acquisition of the shares of common stock reported herein by the Reporting Person was for investment.

(a)

The Reporting Person has no present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

The Reporting Person has no plans related to any extraordinary business transaction of the issuer;

(c)

The Reporting Person has no plans to transfer the Company's assets.;

(d)

The Reporting Person has no plans to change the Board of Directors;

(e)

The Reporting Person has no present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)

The Reporting Person has no present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure, except as described above;

(g)

The Reporting Person has no present plans or proposals that relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

The Reporting Person has no present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

The Reporting Person has no present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

The Reporting Person has no present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial and direct owner of an aggregate of 100,000 Preference Shares, which are convertible into 5,468,500 shares of common stock of the Company, and has sole voting and investment power with respect thereto. The Company has 998,275 shares of common stock outstanding and 100,000 shares of Preference Shares. Based on that reported number of shares of common and preferred stock outstanding, the Reporting Person has beneficial ownership of approximately 85.4% of the outstanding shares of common stock.

(b)

The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 5,468,500 shares of common stock.

(c)

Not applicable.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements,  understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.

Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2011

 /s/ Jonathan Mork

Jonathan Mork, as President of Millennium Group, Inc. and individually